NEWS RELEASE

INTEROIL ANNOUNCES ACQUISITION OF MERRILL LYNCH’S
INTEREST IN THE LIQUID NIUGINI GAS LNG PROJECT AND
SETTLEMENT OF ALL CLAIMS

March 2, 2009 — InterOil Corporation (IOC:NYSE Alternext US) (IOC:POMSoX) today announced that the Company and Merrill Lynch have settled and agreed to release all of their outstanding claims against each other relating to the joint venture, owned by their affiliates and by Pacific LNG Operations Limited, to construct a natural gas liquefaction plant on a site adjacent to InterOil’s refinery in Papua New Guinea.
Under the terms of the settlement agreement, which became effective on Friday, February 27th, InterOil issued 652,931 common shares and is subject to a post-closing balancing payment, and Pacific LNG made certain cash and stock payments to Merrill Lynch, all of which was in exchange for Merrill Lynch’s interest in the joint venture. Merrill Lynch has not retained any ownership in the PNG LNG project.

COMPANY DESCRIPTION

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region.  InterOil’s assets consist of petroleum licenses covering about 8.7 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea.  In addition, InterOil is a shareholder in a joint venture established to construct an LNG plant on a site adjacent to InterOil’s refinery in Port Moresby, Papua New Guinea.
InterOil’s common shares trade on the NYSE Alternext US LLC (formerly the American Stock Exchange) in US dollars.

FOR INVESTOR RELATIONS ENQUIRIES:

Wayne Andrews	Anesti Dermedgoglou
V. P. Capital Markets	V.P. Investor Relations
Wayne.Andrews@InterOil.com	Anesti@InterOil.com
The Woodlands, TX USA	Cairns Qld, Australia
Phone: 281-292-1800	Phone: +61 7 4046 4600

InterOil News Release

Cautionary Statements

This press release may include “forward-looking statements” as defined in United States federal and Canadian securities laws.  All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements. In particular, this press release may be considered to contain forward looking statements concerning the Liquid Niugini Gas LNG Project. These statements are based on certain assumptions made by the Company based on its experience and perception of current conditions, expected future developments and other factors it believes are appropriate in the circumstances.  No assurances can be given however, that these events will occur.  Actual results will differ, and the difference may be material and adverse to the Company and its shareholders.  Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements.  Some of these factors include the risk factors and other matters discussed in the Company’s filings with the Securities and Exchange Commission and SEDAR, including but not limited to those in the Company’s Annual Report for the year ended December 31, 2007 on Form 40-F and its Annual Information Form for the year ended December 31, 2007.  In particular, approval from the PNG Government is required for the Project and no assurance can be given that such approval will be given or if given, will be on commercially acceptable terms.  Completion of an LNG facility will require substantial amounts of financing and construction will take a number of years to complete.  No assurances can be given that the Company will be able to successfully finance or construct such a facility, or as to the timing of such construction.  In addition, no assurance can be given that the Company will have access to sufficient gas reserves, whether from the Elk/Antelope location or otherwise, to support or justify an LNG facility.

Investors are urged to consider closely the disclosure in the Company’s Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its and its Annual Information Form available on SEDAR at www.sedar.com.

InterOil News Release